SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 3, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes Jeff Gabor Sasha Parikh Tracey Houser	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Outset Medical, Inc. Draft Registration Statement on Form S-1 Submitted July 1, 2020 CIK No. 0001484612

Ladies and Gentlemen:

On behalf of our client, Outset Medical, Inc. (“Outset” or the “Company”), we submit this letter (“Letter”) in response to the below comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 confidentially submitted on July 1, 2020 (the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company.

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 93

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

12. Once you have an estimated offering price, please provide us with an analysis explaining how you determined the fair value of the common stock underlying your equity issuances along with the reasons for any differences between recent valuations of your common stock leading up to your offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Preliminary IPO Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of its common stock, resulting in a midpoint of the Price Range of $[*] per share. The Price Range has been estimated based on several factors, including developments in the Company’s business, input received from the Company’s “testing-the-waters meetings,” current market conditions and input received from representatives of the underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of both the Company and the underwriters. During these discussions regarding the Price Range, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of other recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of other comparable public companies, and recent market conditions. The Price Range also does not reflect any stock split (or reverse stock split) that may be effected by the Company prior to the IPO; however, the Company would not expect any such stock split (or reverse stock split) to impact the Price Range in any manner other than to decrease (or increase) it in proportion to the stock split (or reverse stock split) itself.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the underwriters, developments in the Company’s business, market conditions and other factors, a number of which are outside of the Company’s control. However, the Company expects that the actual bona fide price range to be included in the Registration Statement will be within the Price Range, and will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and in compliance with the Staff’s interpretation regarding the parameters of a bona fide price range.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the preliminary IPO Price Range) (in millions, except per share data):

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

	Low-End			Mid-Point			High-End
Pre-Offering Equity Value	$	[	*]	$	[	*]	$	[	*]
Pre-Offering Equity Value Per Share	$	[	*]	$	[	*]	$	[	*]

Stock Option Grants and Common Stock Valuations

The Company acknowledges the Staff’s comment no. 12 in its letter of July. Information regarding grants of stock options to the Company’s employees and consultants since July 1, 2019 is summarized in the following table:

Grant Date	Shares of Common Stock Underlying Service-Based Options Granted	Exercise Price	Fair Value Per Share of Common Stock for Financial Reporting Purposes at Grant Date
September 10, 2019	2,111,916	$0.79		$0.79	(1)
September 18, 2019	158,700	$0.79		$0.79	(1)
February 3, 2020	4,978,297	$1.09		$1.09	(2)
February 27, 2020	750,000	$1.09		$1.09	(2)
April 21, 2020	380,350	$1.10		$1.20	(3)
May 26, 2020	858,750	$1.20		$1.32	(4)
July 28, 2020	327,870	$1.48		$2.08	(5)
August 18, 2020	22,350	$2.08	$	[*]	(6)

(1)	Fair value determined for accounting purposes using the July 31, 2019 Valuation Report (as defined below).
(2)	Fair value determined for accounting purposes using the December 31, 2019 Valuation Report (as defined below).
(3)	Fair value determined for accounting purposes using the April 30, 2020 Valuation Report (as defined below).
(4)

Fair value determined for accounting purposes assuming a linear increase of the fair value of the Company’s common stock from the April 30, 2020 Valuation Report to June 30, 2020 Valuation Report (as defined below).

(5)	Fair value determined for accounting purposes using the July 31, 2020 Valuation Report (as defined below).
(6)	Fair value determined for accounting purposes using the low-end of the preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

In addition to granting service-based options, the Company grants equity awards with both performance and market conditions (“PCOs”). The fair value of such awards was based on contemporaneous valuations as of the respective grant dates using the Monte Carlo Simulation approach, which incorporates the probability of achieving the market conditions, consistent with the American Institute of Certified Public Accountants 2013 Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). Accordingly, the Company determined these contemporaneous valuations appropriately measured stock-based compensation for such PCOs on the respective grant dates; therefore, such PCO awards, amounting to 6,901,130 options granted in total, are not included in the table above that summarizes service-based equity awards.

Information regarding issuances of preferred stock to existing and new investors since July 1, 2019 is summarized in the following table:

	Issuance Date	Number of Shares Issued	Issue Price Per Share	Aggregate Gross Proceeds
Series E redeemable convertible preferred stock	January 2020 and March 2020	57,781,875	$2.20	$127,120,125

409A Reports

The Company has regularly obtained independent common stock valuation reports (“409A Reports”), the specialist valuation practice of a professional third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended (“409A”).

The following table summarizes the common stock fair value per the 409A reports used in determining the fair value of common stock for financial reporting purposes of the stock option grants above:

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

409A Valuation Date	Fair Value Per Share of Common Share
July 31, 2019	$0.79
September 17, 2019	$0.78
December 31, 2019	$1.09
March 31, 2020	$1.10
April 30, 2020	$1.20
June 30, 2020	$1.48
July 31, 2020	$2.08

Discussion of Most Recent Fair Value Determinations

September 2019 Grants

The Company determined the fair value of its common stock to be $0.79 per share as of September 10, 2019 and September 18, 2019 (the “September 2019 Grants”). The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of July 31, 2019 (the “July 2019 Valuation Report”), which used two market approaches, the guideline public companies and market adjusted Option Pricing Model (“OPM”). The market-adjusted OPM considered the Company’s implied value through back-solving for its Series D redeemable convertible preferred stock round of financing completed in August 2018. The OPM was used to allocate equity value as this method was determined to be the most appropriate to ascertain the estimated fair value of the Company’s common stock because there was no imminent liquidity event for the Company and the uncertainty surrounding future exit events. The Company’s common stock fair value was determined to be $1.05 per share under the OPM. The July 2019 Valuation Report further applied a 25% discount for lack of marketability (“DLOM”) to the value of the common stock on a non-marketable basis.

At the time of the September 2019 Grants, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined there were no material changes to the Company’s business since July 2019, or in the assumptions upon which the July 2019 Valuation Report was based, which affected the fair value of the Company’s common stock on the dates of the September 2019 Grants.

After the September 2019 Grants, the Company completed a third-party valuation report valuing the Company’s common stock as of September 17, 2019 (the “September 2019 Valuation Report”). Such valuation report used the same methods and similar assumptions as the July 2019 Valuation Report. The September 2019 Valuation Report determined the fair value of common stock to be $0.78 per share, which was within $0.01 or 1% of the fair value of common stock of the July 2019 Valuation Report used to calculate stock-based compensation for the September 2019 Grants. Accordingly, the Company determined it was appropriate to use the fair value of common stock of $0.79 per share in the calculation of stock-based compensation for the September 2019 Grants.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

February 2020 Grants

The Company determined the fair value of its common stock to be $1.09 per share as of February 3, 2020 and February 27, 2020 (the “February 2020 Grants”). The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of December 31, 2019 (the “December 2019 Valuation Report”). The December 2019 Valuation Report used the OPM back-solve method given the proximity of the Company’s Series E redeemable convertible preferred stock financings completed in January 2020 and March 2020. Using the OPM back-solve method, the Company’s common stock fair value was determined to be $1.37 per share. The December 2019 Valuation Report further applied a 20% DLOM to the value of the common stock on a non-marketable basis.

At the time of the February 2020 Grants, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined there were no material changes in the Company’s business since December 2019, or in the assumptions upon which the December 2019 Valuation Report was based, which affected the fair value of the Company’s common stock on the grant dates.

After the February 2020 Grants, the Company completed a third-party valuation report valuing the Company’s common stock as of March 31, 2020 (the “March 2020 Valuation Report”). The March 2020 Valuation Report, as discussed further below, determined the fair value of the common stock to be $1.10 per share, which was within $0.01 or 1% of the fair value of common stock of the December 2019 Valuation Report used to calculate stock-based compensation for the February 2020 Grants. Accordingly, the Company determined it was appropriate to use the fair value of common stock of $1.09 per share determined by the December 2019 Valuation Report in the calculation of stock-based compensation for the February 2020 Grants.

April 2020 Grants

The Company determined the fair value of its common stock to be $1.10 per share as of April 21, 2020 (the “April 2020 Grants”). The Company based its determination on several factors, including the March 2020 Valuation Report. The March 2020 Valuation Report used the multiple-scenario OPM, using a combination of the market and income approaches, under both an IPO scenario and a non-IPO scenario. The multiple scenario OPM was determined to be the most appropriate method to ascertain the estimated fair value of its common stock because it considers a potential liquidity event or IPO within the next 1.25 to 2.25 years. The weighted probability given to the IPO and non-IPO scenario was 10% and 90%, respectively.

The Company’s common stock fair value was determined to be $2.02 per share for the IPO scenario and $1.42 per share for the non-IPO scenario on a minority, marketable basis, which implies the value of a minority interest that lacks control but enjoys the benefit of liquidity as if it were freely tradable in an active market. These per share values were further discounted by a DLOM of 15.5% for the IPO scenario and 27.5% for the non-IPO scenario, resulting in the probability-weighted fair value of the common stock to be $1.10 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

At the time of the April 2020 Grants, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined there were no material changes in the Company’s business since March 2020, or in the assumptions upon which the March 2020 Valuation Report was based, which affected the fair value of the Company’s common stock on the grant date.

After the April 2020 Grants, the Company completed a third-party valuation report valuing the Company’s common stock as of April 30, 2020 (the “April 2020 Valuation Report”). The April 2020 Valuation Report, as discussed further below, determined the probability-weighted fair value of the common stock to be $1.20 per share.

While preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on April 21, 2020 for accounting purposes. Given the proximity of the April 21, 2020 grant date to the April 2020 Valuation Report, the Company reassessed the fair value of the common stock for financial reporting purposes using the April 2020 Valuation Report, which was $1.20 per share. Using this fair value of $1.20 per share results in the measurement of additional stock-based compensation of approximately $28,000 compared to the value implied by the March 2020 Valuation Report. This additional stock-based compensation will be recognized over the requisite service period.

May 2020 Grants

The Company determined the fair value of its common stock to be $1.20 per share as of May 26, 2020 (the “May 2020 Grants”). The Company based its determination on several factors, including the April 2020 Valuation Report. The April 2020 Valuation Report used the multiple-scenario OPM, using a combination of the market and income approaches, under both an IPO scenario and a non-IPO scenario. A potential liquidity event or IPO within the next 1.17 to 2.17 years was considered. The weighted probability given to the IPO and non-IPO scenario was 20% and 80%, respectively.

The Company’s common stock fair value was determined to be $2.06 per share for the IPO scenario and $1.47 per share for the non-IPO scenario on a minority, marketable basis. These per share values were further discounted by a DLOM of 15.5% for the IPO scenario and 27.5% for the non-IPO scenario resulting in the probability-weighted fair value of the common stock to be $1.20 per share.

At the time of the May 2020 Grants, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined there were no material changes in the Company’s business since April 2020, or in the assumptions upon which the April 2020 Valuation Report was based, which affected the fair value of the Company’s common stock on the grant date.

After the April 2020 Grants, the Company completed a third-party valuation report valuing the Company’s common stock as of June 30, 2020 (the “June 2020 Valuation Report”). The June 2020 Valuation Report, as further discussed below, resulted in the probability-weighted fair value of common stock to be $1.48 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

While preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on May 26, 2020 for accounting purposes. The Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by the April 2020 Valuation Report, which was $1.20 per share, to the fair value determined by the June 2020 Valuation Report, which was $1.48 per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock.

Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on May 26, 2020 was $1.32 per share. Using this fair value results in the measurement of additional stock-based compensation of approximately $77,000 compared to the value implied by the April 2020 Valuation Report. This additional stock-based compensation will be recognized over the requisite service period.

July 2020 Grants

The Company determined the fair value of its common stock to be $1.48 per share as of July 28, 2020 (the “July 2020 Grants”). The Company based its determination on several factors, including the June 2020 Valuation Report. The June 2020 Valuation Report used the multiple-scenario OPM, using a combination of the market and income approaches, under both an IPO scenario and non-IPO scenario. A potential liquidity event or IPO within the next 1 to 2 years was considered. The weighted probability given to the IPO and non-IPO scenario was 40% and 60%, respectively.

The Company’s common stock fair value was determined to be $2.22 per share for the IPO scenario and $1.62 per share for the non-IPO scenario on a minority, marketable basis. These per share values were further discounted by a DLOM of 14.5% for the IPO scenario and 26.0% for the non-IPO scenario, resulting in the probability-weighted fair value of the common stock to be $1.48 per share.

At the time of the July 2020 Grants, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined there were no material changes in the Company’s business since June 2020, or in the assumptions upon which the June 2020 Valuation Report was based, which affected the fair value of the Company’s common stock on the grant date.

After the July 2020 Grants, the Company completed a third-party valuation report valuing the Company’s common stock as of July 31, 2020 (the “July 2020 Valuation Report”). The July 2020 Valuation Report, as further discussed below, resulted in the fair value of common stock of $2.08 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

While preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on July 28, 2020 for accounting purposes. Given the proximity of the July 28, 2020 grant date to the July 2020 Valuation Report, the Company reassessed the fair value of the common stock for financial reporting purposes using the July 2020 Valuation Report, which was $2.08 per share. Using this fair value of $2.08 per share results in the measurement of additional stock-based compensation of approximately $154,000 compared to the value implied by the June 2020 Valuation Report. This additional stock-based compensation will be recognized over the requisite service period.

August 2020 Grants

The Company determined the fair value of its common stock to be $2.08 per share as of August 18, 2020 (the “August 2020 Grants”). The Company based its determination on several factors, including the July 2020 Valuation Report. The July 2020 Valuation Report used the multiple-scenario OPM, using a combination of the market and income approaches, under both the IPO scenario and non-IPO scenario. A potential accelerated liquidity event or IPO within the next 0.17 to 1.17 years was considered. The Company was more confident over a potential IPO in late Q3 2020 because of (i) overall market conditions, (ii) a strong level of interest from the first round of testing the water meetings, (iii) the filing of its initial confidential draft registration statement on Form S-1 on July 1, 2020, and (iv) a strong level of support from the board at the July 2020 board of directors meeting. As a result, the weighted probability given to the IPO and non-IPO scenario was adjusted to 80% and 20%, respectively.

The Company’s common stock fair value was determined to be $2.39 per share for the IPO scenario and $1.78 per share per share for the non-IPO scenario on a minority, marketable basis. These per share values were further discounted by a DLOM of 5.5% for the IPO scenario and 22.5% for the non-IPO scenario, resulting in the probability-weighted fair value of the common stock to be $2.08 per share.

After the August 2020 Grants, a preliminary Price Range became known on August 23, 2020 based on discussions between the Company and the underwriters.

While preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on August 18, 2020 for accounting purposes. Given the proximity of the August 18, 2020 grant date to the preliminary Price Range, the Company reassessed the fair value of the common stock for financial reporting purposes using the low-end of the preliminary Price Range, which was $[*] per share. The low-end of the preliminary Price Range was considered appropriate for the August 2020 Grants considering the effectiveness of the IPO is not expected to occur until mid-September combined with the inherent uncertainty in completing an IPO. Further, there were no significant business developments until after the date of the August 2020 Grants.

Using this fair value of $[*] per share results in the measurement of additional stock-based compensation of approximately $[*] compared to the value implied by the July 2020 Valuation Report. This additional stock-based compensation will be recognized over the requisite service period.

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

The Company advises the Staff that for stock-based compensation accounting purposes, the Company intends to use the final IPO price, once known, to value any additional stock option grants granted hereafter until the time that there is a public market for its common stock.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of August 18, 2020 of $2.08 per common share and the mid-point of the preliminary Price Range provided above of approximately $[*] per share is the result of the public filing of a registration statement on Form S-1 on August 21, 2020.

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on August 18, 2020 and in all prior valuations.

Further, the Company expects that as a result of becoming publicly traded through the IPO there will be: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly-traded company; and (iii) an expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for other strategic transactions.

Lastly, the anticipated Price Range assumes the conversion of all the Company’s outstanding redeemable convertible preferred stock into shares of common stock. The Company’s redeemable convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive cumulative dividends at the rate of 8% per annum of the original issuance price until June 30, 2019, (ii) liquidation payments in preference to holders of the Company’s common stock and (iii) redemption rights after a specified date. Upon the closing of the IPO, all outstanding shares of the Company’s redeemable convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 3, 2020

If you have questions with respect to the response set forth above, please direct the questions to me at (212) 839-5931 or rryan@sidley.com.

Sincerely,

/s/ Robert A. Ryan

Robert A. Ryan
Sidley Austin LLP

cc:	Leslie Trigg, President, Chief Executive Officer and Director
John L. Brottem, General Counsel
Rebecca Chambers, Chief Financial Officer
Frank F. Rahmani, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

OUTSET MEDICAL, INC.